# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Virtu Financial, Inc., CIK 0001592386
CUSIP: 928254101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1633 BROADWAY, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950142-25-000585
Filed by CIK 0001573283

## Reporting persons
- Douglas A. Cifu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 484,312; shared voting power 3,650,546; sole dispositive power 484,312; shared dispositive power 3,650,546; aggregate amount beneficially owned 4,134,858 (4.67% of the class)
  Comment: The Reporting Person may be deemed to beneficially own: (i) the 2,830,742 shares of Class A common stock, par value $0.00001 per share (the "Class A common stock") of Virtu Financial, Inc. (the "Issuer") issuable to DAC Investment LLC at any time upon the exchange of 2,830,742 non-voting common interest units of Virtu Financial LLC (the "Virtu Financial Units") acquired prior to the completion of the Issuer's initial public offering on April 21, 2015 (the "IPO"), and an equal number of shares of Class C common stock, par value $0.00001 per share, of the Issuer held by DAC Investments LLC by virtue of the Reporting Person's ownership of the entity with his spouse; (ii) the 819,804 shares of Class A common stock issuable to the Cifu 2025 GST Trust, at any time upon the exchange of the 819,804 Virtu Financial Units acquired prior to the completion of the IPO and an equal number of shares of Class C common stock held by the Cifu 2025 GST Trust, by virtue of the Reporting Person's relationship with his spouse, who holds dispositive control and voting control and (iii) the 484,312 shares of Class A common stock underlying an equal number of vested deferred stock units held by the Reporting Person. Based on (i) 84,906,703 shares of Class A common stock that were issued and outstanding as of October 23, 2025 as reported in the Quarterly Report on Form 10-Q of the Issuer for the quarterly period ended September 30, 2025, filed with the U.S. Securities and Exchange Commission on October 30, 2025 (the "Q3 2025 Form 10-Q"), and (ii) 3,650,546 shares of Class A common stock issuable to the Reporting Person upon the exchange of the 3,650,546 Virtu Financial Units and an equal number of shares of Class C common stock held by the Reporting Person.
- DAC Investment LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,830,742; sole dispositive power 0; shared dispositive power 2,830,742; aggregate amount beneficially owned 2,830,742 (3.23% of the class)
  Comment: Represents 2,830,742 shares of Class A common stock issuable to the Reporting Person at any time upon the exchange of the 2,830,742 Virtu Financial Units acquired prior to the completion of the IPO, and an equal number of shares of Class C common stock held by the Reporting Person. Based on (i) 84,906,703 shares of Class A common stock that were issued and outstanding as of October 23, 2025 as reported in the Q3 2025 Form 10-Q, and (ii) 2,830,742 shares of Class A common stock issuable to the Reporting Person upon the exchange of the 2,830,742 Virtu Financial Units and an equal number of shares of Class C common stock held by the Reporting Person.
- Cifu Family 2011 Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Cifu Family 2020 Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Cifu 2025 GST Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 819,804; sole dispositive power 0; shared dispositive power 819,804; aggregate amount beneficially owned 819,804 (0.96% of the class)
  Comment: Represents 819,804 shares of Class A common stock issuable to the Reporting Person at any time upon the exchange of the 819,804 Virtu Financial Units and an equal number of shares of Class C common stock. Based on (i) 84,906,703 shares of Class A common stock that were issued and outstanding as of October 23, 2025 as reported in the Q3 2025 Form 10-Q, and (ii) 819,804 shares of Class A common stock issuable to the Reporting Person upon the exchange of the 819,804 Virtu Financial Units and an equal number of shares of Class C common stock held by the Reporting Person.

## Item 1. Issuer
Name of issuer: Virtu Financial, Inc.
Address of issuer's principal executive offices: 1633 BROADWAY, NEW YORK, NY, 10019

## Item 2. Person Filing
Name of person filing:
This statement is being filed on behalf of each of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

(1) Douglas A. Cifu, a U.S. citizen
(2) DAC Investment LLC, a Delaware limited liability company
(3) Cifu Family 2011 Trust
(4) Cifu Family 2020 Trust
(5) Cifu 2025 GST Trust.

Explanatory Note

This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13G originally filed by the Reporting Persons with the U.S. Securities and Exchange Commission on February 28, 2025. This Amendment is being filed to disclose that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of the Issuer.
Address of principal business office or, if none, residence:
c/o Virtu Financial, Inc.
3835 PGA Blvd, 6th Floor
Palm Beach Gardens, Florida 33410
Citizenship: See Row 4 of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The response of the Reporting Persons to Row 9 in each of their respective cover pages to this Section 13G is incorporated herein by reference.
Percent of class: The response of the Reporting Persons to Row 11 in each of their respective cover pages to this Section 13G is incorporated herein by reference.
Sole power to vote or to direct the vote:
The response of the Reporting Persons to Row 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Section 13G are incorporated herein by reference.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owners of any securities covered by this Schedule 13G except to the extent of such persons' pecuniary interest in the shares of Class A common stock reported herein, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row 7 of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row 8 of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.3: Joint Filing Agreement, dated as of November 14, 2025.

Exhibit 99.4: Power of Attorney, dated as of November 14, 2025.

## Signatures
- Douglas A. Cifu: /s/ Justin Waldie, Justin Waldie as Attorney-in-Fact (11/14/2025)
- DAC Investment LLC: /s/ Justin Waldie, Justin Waldie as Attorney-in-Fact (11/14/2025)
- Cifu Family 2011 Trust: /s/ Justin Waldie, Justin Waldie as Attorney-in-Fact (11/14/2025)
- Cifu Family 2020 Trust: /s/ Justin Waldie, Justin Waldie as Attorney-in-Fact (11/14/2025)
- Cifu 2025 GST Trust: /s/ Justin Waldie, Justin Waldie as Attorney-in-Fact (11/14/2025)